Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Reports Second Quarter 2017 Results
Toronto, Ontario (August 3, 2017) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the second quarter ended June 30, 2017 and reviewed its operating, exploration and development activities.
“We made significant gains in the second quarter with record production and lower costs driving the highest combined free cash flow from our operations in years. We expect this trend to continue in the second half of the year with stronger production and lower costs driving strong free cash flow growth from our operations,” said John A. McCluskey, President and Chief Executive Officer.
“We continue to advance one of the strongest portfolios of growth projects in our peer group. La Yaqui Phase I is on track for initial production later this year and we are building out our team in Turkey in preparation for early stage construction activities at Kirazlı. We also expect to deliver a feasibility study on Lynn Lake later this quarter, marking our third feasibility study this year. With a strong cash position, no debt and growing cash flow from our operations, we are well positioned to fund this growth,” Mr. McCluskey added.

Second Quarter 2017 Highlights

•
Produced a quarterly record 105,900 ounces at cost of sales of $1,053 per ounce, total cash costs[1] of $784 per ounce and all-in sustaining costs ("AISC")[1] of $942 per ounce. This included record gold production of 47,300 ounces at Young-Davidson, as well as continued strong performance at Mulatos with production of 41,000 ounces

•	Sold 104,023 ounces of gold at an average realized price of $1,262 per ounce, $5 above the London PM fix, for revenues of $131.3 million

•
Reported net earnings of $2.4 million, or $0.01 per share, which included a one-time pre-tax charge of $29.1 million (after-tax $21.8 million, or $0.07 per share) incurred on the retirement of the senior secured notes (“Notes”), as well as unrealized foreign exchange gains of $10.9 million ($0.04 per share) recorded within both deferred taxes and foreign exchange

•	Stronger operating margins drove cash flow from operating activities to $51.4 million, a 156% increase from the first quarter of 2017

•	Generated $18 million in free cash flow from the mine sites, including $10.7 million at Mulatos (excluding development capital for La Yaqui Phase I)

•	Construction of La Yaqui Phase I continued to advance on budget, with initial production on track for later this year

•
Completed the repurchase of $315 million senior secured notes in April 2017. As at June 30, 2017, the Company is debt-free, with approximately $150 million in cash and cash equivalents and equity securities

•	Paid a semi-annual dividend of $0.01 per share, or $3.0 million in April 2017

•	Purchased and cancelled a 2.0% net smelter return (“NSR”) royalty on certain concessions at the Company's Lynn Lake project for $6.7 million (CAD $9 million)

Subsequent to the Second Quarter 2017

•	Produced a monthly record of approximately 20,000 ounces of gold in July at Young-Davidson, driven by underground grades averaging in excess of 3.0 grams per tonne of gold ("g/t Au")
(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of these measures.

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•
Completed a Canadian Development Expense ("CDE") flow-through financing for gross proceeds of CAD $12.0 million and Canadian Exploration Expense ("CEE") flow-through financing for gross proceeds of CAD $3.0 million

Highlight Summary

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Financial Results (in millions)
Operating revenues	$131.3	$120.1	$252.3	$224.4
Cost of sales (1)	$109.5	$106.0	$219.6	$205.5
Earnings from operations	$15.8	$2.9	$18.0	$0.6
Net earnings (loss)	$2.4	($11.8)	$2.5	($2.1)
Cash provided by operations before working capital and cash taxes(2)	$45.1	$40.3	$79.3	$67.9
Cash provided by operating activities	$51.4	$36.9	$71.5	$60.7
Capital expenditures (sustaining) (2)	$11.1	$13.9	$20.4	$24.4
Capital expenditures (growth) (2),(3)	$40.4	$24.6	$64.7	$47.4
Operating Results
Gold production (ounces)	105,900	92,464	202,100	187,095
Gold sales (ounces)	104,023	95,866	202,778	186,855
Per Ounce Data
Average realized gold price	$1,262	$1,253	$1,244	$1,201
Average spot gold price (London PM Fix)	$1,257	$1,260	$1,238	$1,217
Cost of sales per ounce of gold sold (includes amortization)(1)	$1,053	$1,106	$1,083	$1,100
Total cash costs per ounce of gold sold (2)	$784	$775	$805	$778
All-in sustaining costs per ounce of gold sold (2)	$942	$1,037	$977	$1,012
Share Data
Earnings (loss) per share, basic and diluted	$0.01	($0.04)	$0.01	($0.01)
Weighted average common shares outstanding (basic) (000’s)	299,189	264,464	292,008	263,431
Financial Position (in millions)
Cash and cash equivalents			$133.7	$273.4
Total debt and equipment financing obligations			$5.2	$316.9

(1)	Cost of sales includes mining and processing costs, royalties, and amortization expense.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration and La Yaqui Phase I development.

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	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Gold production (ounces)
Young-Davidson	47,300	42,644	87,700	81,709
Mulatos	41,000	33,000	81,000	70,600
El Chanate	17,600	16,820	33,400	34,786
Gold sales (ounces)
Young-Davidson	46,368	44,024	90,195	83,758
Mulatos	40,265	34,865	78,940	67,597
El Chanate	17,390	16,977	33,643	35,500
Cost of sales (in millions)(1)
Young-Davidson	$51.6	$52.0	$101.9	$93.9
Mulatos	$36.3	$36.3	$76.3	$70.8
El Chanate	$21.6	$17.7	$41.4	$40.8
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,113	$1,181	$1,130	$1,121
Mulatos	$902	$1,041	$967	$1,047
El Chanate	$1,242	$1,043	$1,231	$1,149
Total cash costs per ounce of gold sold (2)
Young-Davidson	$677	$738	$693	$679
Mulatos	$735	$757	$780	$784
El Chanate	$1,185	$907	$1,165	$1,000
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$895	$965	$874	$907
Mulatos	$777	$883	$847	$882
El Chanate	$1,208	$931	$1,198	$1,017
Capital expenditures (growth and sustaining) (in millions)(2)
Young-Davidson	$22.7	$25.2	$41.3	$49.2
Mulatos(4)	$14.6	$9.2	$26.0	$13.6
El Chanate	$0.3	$0.3	$0.9	$0.4
Other	$13.9	$3.8	$16.9	$8.6

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes capitalized exploration and La Yaqui Phase I development.

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Outlook and Strategy

	2017 Guidance
	Young-Davidson	Mulatos	El Chanate	Development	Total
Gold production (000’s ounces)	200-210	150-160	50-60	—	400-430
Cost of sales, including amortization (in millions)(4)	$215	$157	$70	—	$442
Cost of sales, including amortization ($ per ounce)(4)	$1,050	$1,015	$1,265	—	$1,065
Total cash costs ($ per ounce)(1)	$625	$815	$1,200	—	$765
All-in sustaining costs ($ per ounce)(1)				—	$940
Mine-site all-in sustaining costs ($ per ounce)(1),(3)	$775	$890	$1,200	—	—
Capital expenditures (in millions)
Sustaining capital(1)	30-35	8-10	$2	—	40-47
Growth capital(1) (5)	40-45	$25-30 (2)	—	$35	100-110
Total capital expenditures(1)	70-80	33-40	$2	$35	$140-$157

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and associated MD&A for a description of these measures.

(2)	Excludes capitalized exploration.

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense.

(5)	Excludes revised capital budget for Turkish projects approved in April 2017.
The Company's objective is to maximize cash flow from its operations through increased production, margin expansion, and capital discipline, while advancing its portfolio of low-cost development projects. Significant progress was made on several fronts in the second quarter with record production of 105,900 ounces of gold, generating $51.4 million in operating cash flow, and over $18 million of mine-site free cash flow driven by strong performances from both Young-Davidson and Mulatos. This marked the highest level of quarterly mine-site free cash flow since the merger of Alamos Gold and AuRico Gold in July 2015.
With gold production of 202,100 ounces in the first half of 2017 and stronger production expected in the second half of the year, the Company is on track to meet full year guidance of 400,000 to 430,000 ounces. All-in sustaining costs are expected to decrease in the second half of the year, consistent with guidance.
At Young-Davidson, production increased to a record 47,300 ounces of gold in the second quarter, and is expected to range between 200,000 and 210,000 ounces for the year, driven by stronger underground mining rates and higher underground grades in the second half of the year. The third quarter has started strongly, with higher grade stopes mined in the month of July averaging over 3.0 g/t Au, driving production to approximately 20,000 ounces, a monthly record. In addition, the MCM waste pass system is nearing completion which will support higher underground throughput rates in the second half of 2017. Finally, the installation of a pebble crusher to the mill circuit is expected to be complete by the end of the third quarter driving increased mill throughput. All of these are expected to contribute higher production, lower costs, and stronger free cash flow in the second half of the year.
Capital spending at Young-Davidson totaled $22.7 million in the second quarter and $41.3 million for the first half of the year. The Company expects a lower rate of capital spending in the second half of the year, and is tracking to full year 2017 guidance of $70 to $80 million.
Mulatos had another strong quarter, producing 41,000 ounces of gold. With production in the first half totaling 81,000 ounces, Mulatos is well positioned to meet full year guidance of 150,000 to 160,000 ounces. Mine-site all-in sustaining costs decreased to $777 per ounce in the second quarter, down more than $100 per ounce from a year ago, benefiting from higher grades stacked on the leach pad and lower sustaining capital spending. These improved margins contributed to Mulatos generating $10.7 million of mine-site free cash flow, net of capital and exploration spending (excluding La Yaqui Phase I development).
Development of La Yaqui Phase I is on budget, and is on schedule for initial production later this year. Development activities in the second quarter were focused on construction of the independent heap leach pad, pre-stripping activities, and stockpiling ore from the open pit.
In parallel to the development of La Yaqui Phase I, the Company continued its exploration program at La Yaqui Grande and surrounding deposits in the Mulatos district. The Company remains focused on expanding its footprint at Mulatos, with up to $17 million budgeted for exploration in 2017.
El Chanate produced 17,600 ounces of gold and generated $2.9 million of mine-site free cash flow in the second quarter. The operation is on track to meet its production guidance of 50,000 to 60,000 ounces of gold in 2017 at mine-

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site all-in sustaining costs of $1,200 per ounce. As a mature, higher cost operation, the Company has hedged El Chanate’s 2017 gold production through gold collar contracts which ensure a minimum gold price of $1,242 per ounce and participation up to a price of $1,409 per ounce. The Company expects the operation to generate significant free cash flow through residual leaching at the conclusion of its mine life.
Development spending in 2017 remains focused on the Company's highest priority targets. The Company received the Forestry Permits for Kirazlı in the first quarter, and is pursuing the GSM (Business Opening and Operation) permit. In April, the Company's Board of Directors approved an increase to the 2017 capital budget of up to $30 million for Kirazlı in order to complete detailed engineering and commence construction activities on longer lead time items, such as the water reservoir.
The Company is also in the process of completing a feasibility study for its Lynn Lake project, which is scheduled to be completed in the third quarter of 2017. During the second quarter, the Company purchased and canceled a 2.0% royalty interest on certain of the Lynn Lake concessions for consideration of $6.7 million (CAD $9 million). This removes certain royalty obligations on the Lynn Lake project, which will improve project economics.
With the completion of the bought deal equity financing in February and subsequent repayment of the $315 million Notes in April, the Company is now debt free and has significantly de-risked its balance sheet. With a substantial cash position, additional liquidity available under its revolving credit facility, and growing cash flow from its operations, the Company is well positioned to fund its strong pipeline of growth projects.

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Second Quarter 2017 Results
Young-Davidson Operational and Financial Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Gold production (ounces)	47,300	42,644	87,700	81,709
Gold sales (ounces)	46,368	44,024	90,195	83,758
Financial Review (in millions)
Operating Revenues	$58.5	$55.5	$112.1	$101.5
Cost of sales (1)	$51.6	$52.0	$101.9	$93.9
Earnings from operations	$6.9	$3.5	$10.2	$7.6
Cash provided by operating activities	$27.3	$26.2	$45.8	$48.0
Capital expenditures (sustaining) (2)	$9.9	$9.8	$16.0	$18.8
Capital expenditures (growth) (2)	$12.8	$15.4	$25.3	$30.4
Mine-site free cash flow, before changes in working capital (2)	$4.5	($0.3)	$8.4	($2.3)
Mine-site free cash flow (2)	$4.6	$1.0	$4.5	($1.2)
Cost of sales, including amortization per ounce of gold sold (1)	$1,113	$1,181	$1,130	$1,121
Total cash costs per ounce of gold sold (2)	$677	$738	$693	$679
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$895	$965	$874	$907
Underground Operations
Tonnes of ore mined	580,351	557,206	1,156,370	1,082,803
Tonnes of ore mined per day ("tpd")	6,377	6,123	6,389	5,949
Average grade of gold (4)	2.60	2.40	2.58	2.48
Metres developed	3,425	3,168	6,667	6,658
Unit mining costs per tonne	$33	$34	$34	$33
Unit mining costs per tonne (CAD$)	$44	$44	$46	$43
Mill Operations
Tonnes of ore processed	629,470	637,503	1,324,094	1,305,639
Tonnes of ore processed per day	6,917	7,006	7,315	7,174
Average grade of gold (4)	2.45	2.12	2.31	2.10
Contained ounces milled	49,619	43,524	98,393	88,284
Average recovery rate	92%	92%	91%	91%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").

Young-Davidson produced a record 47,300 ounces of gold in the second quarter of 2017, 11% higher than the same period of 2016 and 17% higher than the first quarter of 2017. The increase reflects higher underground grades mined, improved mill recoveries and a drawdown of approximately 1,500 ounces of gold in inventory within the mill circuit that built up in the first quarter. Strong production has continued into July, with higher underground grades driving gold production to a new monthly record of approximately 20,000 ounces.
The Company mined 580,351 tonnes of ore from underground in the second quarter of 2017, or 6,377 tpd, consistent with the first quarter of 2017 and a 4% increase from the prior year period. Underground mining rates are expected to increase in the second half of 2017 after the MCM waste pass is completed in August. Increased mining rates, combined with higher underground grades are expected to drive second half gold production higher and total cash costs and mine-site AISC lower.
Underground grades in the second quarter were 2.60 g/t Au, slightly higher than the first quarter of 2017. Higher grade stopes are now being mined in the third quarter with underground grades averaging over 3.0 g/t Au in the month of July. The Company anticipates mining higher grades throughout the second half of the year and expects to average the reserve grade of approximately 2.7 g/t Au for the full year.
During the second quarter, 629,470 tonnes, or 6,917 tpd were processed through the mill with grades averaging 2.45 g/t Au. Mill throughput was lower than what was achieved in the first quarter of 2017 but higher than the same period of 2016. In the second quarter, mill scats were recirculated instead of supplementing mill feed with lower grade surface stockpiles. This drove processed grades 12% higher, more than offsetting the 10% decrease in mill throughput, resulting in lower costs and stronger mine-site free cash flow.

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The Company expects to continue operating the mill in this manner until the pebble crusher is installed and commissioned late in the third quarter of 2017, at which point mill throughput is expected to reach steady state levels of 8,000 tpd. Mill recoveries were consistent with expectations at 92%.
Financial Review
For the three months ended June 30, 2017, revenue of $58.5 million was $3.0 million, or 5% higher than the prior-year period reflecting a higher number of ounces sold. For the first half of 2017, revenue of $112.1 million was $10.6 million higher than the prior year, attributable to both higher ounces sold and realized gold price.
In the second quarter of 2017, cost of sales of $51.6 million were consistent with the prior year period. Cost of sales reflects mining and processing costs, royalties, and amortization expense. For the first half of 2017, cost of sales of $101.9 million were $8.0 million higher than the prior-year period as a result of a higher number of ounces sold.
Total cash costs in the second quarter were $677 per ounce, representing an 8% decrease from the second quarter of 2016. The decrease was attributable to higher underground grades mined in the second quarter of 2017. Underground unit mining costs were $33 per tonne in the second quarter, 3% lower than the prior year period as a result of increased mining rates. Mine-site all-in sustaining costs were $895 per ounce, 7% lower than the prior year period reflecting the above noted lower costs and a similar level of sustaining capital spread across higher gold production and sales in 2017. Both total cash costs and mine-site all-in sustaining costs are expected to trend lower in the second half of 2017 as gold production increases reflecting a combination of higher underground mining rates and higher-grade ore being mined.
Capital expenditures totaled $22.7 million in the quarter, a decrease of $2.5 million relative to the same period of 2016. For the first six months of 2017, capital expenditures of $41.3 million, were $7.9 million lower than in the same period in 2016. Capital spending in the second quarter was focused primarily on lateral development, pebble crusher installation, and completion of the excavation of the Northgate shaft to a depth of 1,500 metres. Total capital expenditures in the second quarter included $9.9 million of sustaining capital and $12.8 million of growth capital. Capital spending at Young-Davidson is expected to total between $70 and $80 million in 2017, a significant reduction from 2016 levels.
Young-Davidson generated positive operating cash flow of $27.3 million and mine-site free cash flow of $4.6 million. For the six months ended June 30, 2017, positive operating cash flow of $45.8 million was generated, $2.2 million lower than the prior-year period. Higher underground mining rates and grades are expected to drive stronger production and free cash flow growth through the remainder of 2017.

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Mulatos Operational and Financial Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Gold production (ounces)	41,000	33,000	81,000	70,600
Gold sales (ounces)	40,265	34,865	78,940	67,597
Financial Review (in millions)
Operating Revenues	$50.9	$43.9	$98.5	$81.8
Cost of sales (1)	$36.3	$36.3	$76.3	$70.8
Earnings from operations	$12.9	$7.3	$19.6	$10.4
Cash provided by operating activities	$19.8	$18.2	$28.9	$25.2
Capital expenditures (sustaining) (2)	$0.9	$3.8	$3.5	$5.2
Capital expenditures (Mulatos growth) (2),(6)	$8.2	$5.4	$11.7	$8.4
Capital expenditures (La Yaqui Phase I growth) (2)	$5.5	—	$10.8	—
Mine-site free cash flow, before changes in working capital and excluding La Yaqui capital expenditures (2)	$10.6	$10.9	$19.4	$9.6
Mine-site free cash flow, excluding La Yaqui capital expenditures (2)	$10.7	$9.0	$13.7	$11.6
Cost of sales, including amortization per ounce of gold sold (1)	$902	$1,041	$967	$1,047
Total cash costs per ounce of gold sold (2)	$735	$757	$780	$784
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$777	$883	$847	$882
Open Pit & Underground Operations
Tonnes of ore mined - open pit (4)	1,759,168	1,678,596	3,569,810	3,186,632
Total waste mined - open pit	1,372,143	2,272,266	3,262,887	4,529,651
Total tonnes mined - open pit	3,131,311	4,127,496	6,832,697	7,892,917
Waste-to-ore ratio (operating)	0.78	1.35	0.91	1.42
Tonnes of ore mined - underground	29,414	32,961	57,769	69,419
Crushing and Heap Leach Operations
Tonnes of ore crushed and placed on the heap leach pad	1,649,330	1,671,844	3,302,314	3,269,124
Average grade of gold processed (5)	0.97	0.79	0.91	0.80
Contained ounces stacked on the heap leach pad	51,564	42,243	96,290	84,468
Mill Operations
Tonnes of high grade ore milled	35,346	22,667	71,110	61,566
Average grade of gold processed (5)	10.56	9.49	9.71	12.93
Contained ounces milled	11,998	6,912	22,202	25,599
Total contained ounces stacked and milled	63,562	49,156	118,492	110,067
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	65%	67%	68%	64%
Ore crushed per day (tonnes) - combined	18,300	18,600	18,500	18,300

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes ore stockpiled during the quarter.

(5)	Grams per tonne of gold ("g/t Au").
(6) Includes capitalized exploration, of $2.2 million and $4.6 million for the three and six months ended June 30, 2017.

Mulatos produced 41,000 ounces of gold in the second quarter of 2017, a 24% increase from the prior year period, driven by higher production from both the heap leach operation and the mill.
The open pit operations continued to perform well during the second quarter. Total crusher throughput averaged 18,300 tpd, slightly lower than the same period of 2016. A total of 1,649,330 tonnes were stacked at a grade of 0.97 g/t Au in the second quarter. The waste-to-ore ratio of 0.78:1 was consistent with guidance and down sharply from a year ago.
Underground tonnes mined from San Carlos during the quarter were slightly lower than the same period of 2016 with the deposit expected to reach the end of its current mineral reserve life in the third quarter of 2017. The Company is continuing its underground exploration program to the east of San Carlos, with the objective of delineating additional mineral reserves.
In the second quarter, 35,346 tonnes were milled at an average grade of 10.56 g/t Au. Both tonnes and grades milled increased from a year ago driving stronger mill production in the second quarter of 2017. Tonnes processed through the mill exceeded tonnes mined from underground as high grade stockpiles were drawn down to supplement the mill feed. The Company had approximately 35,000 tonnes remaining in high grade stockpiles at the end of June to

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supplement underground mining rates. Based on currently known mineral reserves and stockpiles, mill production is scheduled to cease in the fourth quarter of 2017.
The ratio of ounces produced to contained ounces stacked and milled (or recovery ratio) was 65% in the quarter compared to 67% in the prior year period, as higher recoveries from the mill circuit were offset by a lower recovery ratio from the heap leach pad. The Company stacked the highest grades late in the quarter, which resulted in a lower recovery ratio.
Financial Review
For the three months ended June 30, 2017, revenue of $50.9 million was $7.0 million, or 16% higher than the prior-year period with the increase reflecting higher ounces sold. For the first half of 2017, revenue of $98.5 million was $16.7 million higher than the prior year, attributable to both higher ounces sold and a higher realized gold price.
Cost of sales in the second quarter were $36.3 million and unchanged from the prior-year period as increased sales were offset by a lower cost of sales per ounce. Cost of sales reflects mining and processing costs, royalties, and amortization expense. For the first half of 2017, cost of sales of $76.3 million were $5.5 million higher than the prior-year period as a result of higher ounces sold and longer haulage distances, partially offset by a lower depreciation per ounce in 2017.
Total cash costs of $735 per ounce in the second quarter were lower than $757 per ounce in the prior year period, reflecting higher grades and a lower waste-to-ore ratio. Mine-site all-in sustaining costs in the quarter were $777 per ounce, $106 or 12% lower than the prior year period as a result of lower sustaining capital.
Mulatos had another strong quarter, generating $10.7 million in mine-site free cash flow, excluding $5.5 million of construction and development spending at La Yaqui Phase I ($10.8 million year-to-date). Mulatos' free cash flow reflects higher gold sales and lower sustaining capital. The Company expects free cash flow growth in the second half of 2017 with initial production from La Yaqui Phase I.

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El Chanate Operational and Financial Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Gold production (ounces)	17,600	16,820	33,400	34,786
Gold sales (ounces)	17,390	16,977	33,643	35,500
Financial Review (in millions)
Operating Revenues	$21.9	$20.7	$41.7	$41.1
Cost of sales (1)	$21.6	$17.7	$41.4	$40.8
Earnings (loss) from operations	$0.3	$3.0	$0.3	$0.3
Cash provided by operating activities	$3.2	$3.7	$2.2	$2.7
Capital expenditures	$0.3	$0.3	$0.9	$0.4
Mine-site free cash flow, before changes in working capital (2)	$0.9	$2.4	$1.3	$0.4
Mine-site free cash flow (2)	$2.9	$3.4	$1.3	$2.3
Cost of sales, including amortization per ounce of gold sold (1)	$1,242	$1,043	$1,231	$1,149
Total cash costs per ounce of gold sold (2)	$1,185	$907	$1,165	$1,000
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,208	$931	$1,198	$1,017
Open Pit Operations
Tonnes of ore mined	1,048,435	1,680,322	1,954,350	2,908,038
Total tonnes mined	5,739,576	7,254,439	13,298,901	15,176,882
Waste-to-ore ratio (operating)	4.47	3.32	5.80	4.22
Average grade of gold (4)	0.41	0.57	0.47	0.58
Crushing and Heap Leach Operations
Tonnes of ore crushed stacked on the heap leach pad	789,938	1,415,064	1,537,892	2,431,734
Average grade of gold processed (4)	0.60	0.63	0.61	0.66
Tonnes of run-of-mine ore stacked on the heap leach pad	301,151	254,696	472,441	492,903
Average run-of mine grade of gold processed (4)	0.21	0.20	0.21	0.20
Total tonnes of ore processed	1,091,089	1,669,760	2,010,333	2,924,637
Average grade of gold processed (4)	0.49	0.57	0.51	0.58
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	12,000	18,300	11,100	16,100
Recovery ratio (ratio of ounces produced to contained ounces stacked)	102%	55%	101%	64%

(1)	Cost of sales includes mining and processing costs, royalties and amortization

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").

El Chanate produced 17,600 ounces of gold in the second quarter compared to 16,820 ounces in the prior year period. The scheduled pit pushback was completed during the first half of the year, but did not impact production in the quarter due to the long leach curve at El Chanate.
Given the lower contained ounces stacked during the pushback, quarterly production rates are expected to decrease in the third and fourth quarters of 2017 consistent with full year production guidance. Contained ounces stacked on the pad are expected to increase in the second half of 2017 with a corresponding reduction in waste mined. This will benefit gold production in 2018.
During the second quarter of 2017, the Company mined 1,048,435 tonnes of ore at an average grade of 0.41 g/t Au. Tonnes of ore mined were lower than the prior year period due to a higher proportion of run-of-mine material being mined in the quarter, and negative grade reconciliations for a few benches that have now been fully mined.
The Company stacked 1,091,089 tonnes of open pit ore on the heap leach pad, including run-of-mine material, during the second quarter at an average rate of 12,000 tpd. Consistent with lower mining rates during the quarter, tonnes stacked were lower than the prior year period. Mining and stacking rates are expected to improve in the second half of the year.

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Financial Review
For the three months ended June 30, 2017, revenue of $21.9 million was $1.2 million or 6% higher than the prior year period, reflecting higher ounces sold as well as higher realized gold prices. For the first half of 2017, revenue of $41.7 million was consistent with the prior year, attributable to higher realized prices, offset by lower ounces sold.
For the second quarter, cost of sales were higher than the prior-year period, increasing by $3.9 million to $21.6 million as a result of a higher waste-to-ore ratio in 2017. Cost of sales reflects mining and processing costs, royalties, and amortization expense. For the first half of 2017, cost of sales of $41.4 million were consistent with the prior-year period.
Total cash costs of $1,185 per ounce and mine-site all-in sustaining costs of $1,208 per ounce in the second quarter increased from the same period of 2016 due to a higher waste-to-ore ratio, and lower grades stacked.
El Chanate generated positive free cash flow of $2.9 million after changes in working capital. Given El Chanate's higher cost structure, the Company has executed a hedging strategy to preserve free cash flow, ensuring a minimum gold price of $1,242 per ounce and participation up to a price of $1,409 per ounce.

Second Quarter 2017 Development Activities
La Yaqui Phase I
Development of La Yaqui Phase I remains on track and on budget, with initial production expected in the second half of 2017. There were a number of significant development and construction milestones achieved during the first half of 2017, including:

•	Receipt of all significant permits for construction and operations, including the explosives permit

•	Development of pit access and haul road

•	Pre-stripping activities and stockpiling of ore at the crusher, totaling over 120,000 tonnes of ore grading 1.3 g/t

•	Installation of the crushing circuit

•	Construction of the heap leach facility and process ponds completed

•	Fabrication and installation of carbon columns
Below is an overview of the progress made to date at La Yaqui Phase 1:

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During the second quarter of 2017, the Company spent $5.5 million on construction and development activities ($10.8 million year-to-date), and expects to spend an additional $3.0 million to complete construction. The Company expects construction to be completed and commissioning to begin in the third quarter of 2017. Once completed, La Yaqui Phase I will contribute annual production of approximately 25,000 ounces at significantly lower cash costs than production at the Mulatos complex.
Lynn Lake
The Company owns 100% of the Lynn Lake development project, in Manitoba, Canada.
The Company is currently working towards completion of a feasibility study expected to be completed in the third quarter of 2017. During the second quarter, $5.1 million was spent at Lynn Lake ($6.4 million, year to date) focused on the following:

•	Submission of the Project Description in July 2017

•	Environmental baseline studies

•	Geotechnical trade-off studies and pit slope recommendations

•	Mine planning and equipment requirements

•	Completion of site layouts for the MacLellan and Gordon deposits
In addition, the Company purchased a 2.0% NSR royalty on the project for $6.7 million (CAD$9 million). The royalty covers production on the Gordon deposit, as well as a portion of the MacLellan deposit and other exploration targets surrounding these deposits. The repurchase of the royalty eliminates the only significant royalty obligation on the project and improves its economics.
Turkey
The Company received Forestry Permits for the Kirazlı gold project at the beginning of the year and has applied for the GSM (Business Opening and Operation) permit, which is granted by the Çanakkale Governorship.
In April, the Company increased its planned spending in 2017 to up to $30 million. This will include pre-construction activities such as construction of the water reservoir for the Kirazlı project, detailed engineering, as well as community relations efforts. Additionally, the Company hired a project director during the quarter that will directly oversee construction and development of the Kirazlı project, and is ramping up hiring activities.
For the three and six months ended June 30, 2017, total development expenditures in Turkey were $7.8 million and $8.2 million respectively, which includes a forestry permit fee of $5.1 million that was paid in the second quarter of 2017.
Other
The Company capitalized $0.5 million to the Esperanza Project ($1.1 million, year to date) and capitalized $0.3 million to Quartz Mountain ($0.7 million, year to date) during the second quarter.

Second Quarter 2017 Exploration Activities
Mulatos District
The Company has a large exploration package covering 28,777 hectares which has historically had the majority of its exploration efforts focused around the Mulatos mine. Using knowledge and understanding gained from the successful exploration programs at La Yaqui and Cerro Pelon, a detailed review and ranking of all prospects in the district was undertaken in 2016, with multi-year exploration plans outlined. These programs commenced in 2017 with a number of new prospects currently undergoing initial exploration.
La Yaqui Grande
The Company continued drilling at La Yaqui Grande during the second quarter, with a total of 9,577 metres (“m”) of drilling undertaken in 57 holes. The majority of the drilling was conducted over Zone 3 with first pass drilling also completed to the northeast of Zone 1. Additional drilling was also conducted to the northeast of Zone 2.

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Mineralization has been intersected throughout Zone 3 with the best intercepts in the south-western part of the zone, which was the main focus of drilling in the second quarter. Previously unreleased highlight intercepts received to date in 2017 from Zone 3 are:

•	17YAQ053: 18.00 m at 3.52 g/t Au

•	17YAQ055: 7.20 m at 9.21 g/t Au

•	16YAQ230: 17.70 m at 3.03 g/t Au

•	17YAQ048: 33.50 m at 2.12 g/t Au

•	17YAQ065: 23.10 m at 2.81 g/t Au

•	17YAQ012: 39.60 m at 1.54 g/t Au

•	17YAQ016: 25.00 m at 1.71 g/t Au
True widths for these intercepts are estimated at approximately 80-90% of drilled width. Further highlights from the 2017 drill program at La Yaqui Grande are presented in Table 1 at the end of this press release.
The plan for the third quarter is to complete the infill drilling on Zone 3, and compile 3D geological models.
Los Bajios
Exploration scout drilling commenced during the second quarter with 7,207 m drilled in 24 holes. The geology intersected indicates structural control on mineralization with oxide material located along and adjacent to faults. In the third quarter, the Company plans to complete the scout drilling program, compile the geological understanding, assess results and plan further exploration accordingly.
El Refugio
Mapping and sampling progressed well over the El Refugio prospect during the quarter. The geological understanding has evolved considerably with drill planning underway and expected to commence in the third quarter. Mapping has outlined the apparent controlling and bounding structures to the surface geochemical anomalies while selective grab sampling has returned results of up to 53.7 g/t Au (from a fault structure).
Lynn Lake
Exploration drilling continued at Lynn Lake during the second quarter of 2017 with 2,980 m drilled in 12 holes focused primarily on testing geophysical anomalies directly along strike from the MacLellan deposit. The main focus was to the northeast of the deposit where additional mineralization has been intersected. Drilling is ongoing and will continue to step out further to the northeast and test continuity of this zone.
Previously unreleased highlight intercepts received to date in 2017 include the following, which are adjacent to the MacLellan deposit, and outside the current mineral resource:

•	17MCX003: 10.50 m at 1.49 g/t Au and 39.00 m at 1.78 g/t Au

•	17MCX012: 18.50 m at 3.67 g/t Au

•	17MCX013: 13.50 m at 2.58 g/t Au

•	17MCX014: 38.00 m at 2.03 g/t Au

•	17MCX019: 7.00 m at 3.57 g/t Au and 16.00 m at 6.68 g/t Au
True widths for these intercepts are estimated at approximately 80-90% of drilled width. Further highlights from the 2017 drill program at Lynn Lake are presented in Table 2 at the end of this press release.

Review of Second Quarter Financial Results
During the second quarter of 2017, the Company sold 104,023 ounces of gold for proceeds of $131.3 million, a 9% increase compared to the prior year period. This reflected higher ounces sold (a $10.3 million benefit), and a higher average realized price of $1,262 per ounce compared to $1,253 per ounce in the prior year period (a $0.9 million

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benefit). The Company's realized gold price in the second quarter was $5 above the average London PM fix of $1,257 per ounce.
Cost of sales is comprised of mining and processing costs, royalties, and amortization. For the second quarter of 2017, cost of sales was $109.5 million, compared to $106.0 million in the prior-year period.
Mining and processing costs increased to $77.9 million in the second quarter from $71.3 million in the prior-year period. The increase reflects higher gross operating costs at Mulatos and El Chanate, due to higher ounces sold at Mulatos and higher gross mining costs at El Chanate driven by a higher waste-to-ore ratio.
Consolidated total cash costs for the quarter were $784 per ounce, compared to $775 per ounce in the prior year period. The increase is attributable to higher operating costs at El Chanate compared to the prior year.
In the second quarter, AISC per ounce decreased to $942 from $1,037 in the prior year period. This was primarily driven by lower sustaining capital expenditures and a lower mark-to-market charge related to share-based compensation as the Company's share price declined in the quarter.
Royalty expense was higher in the second quarter at $3.7 million, compared to $3.0 million in the prior year period, as a result of higher ounces sold at Young-Davidson and Mulatos.
Amortization of $27.9 million in the second quarter was consistent with the prior year. On a per ounce basis, amortization was $268, down from $330 per ounce in the second quarter of 2016. This reflected lower amortization attributable to Mulatos, as well as lower amortization at El Chanate.
The Company recognized earnings from operations of $15.8 million in the second quarter, compared to $2.9 million in the same period of 2016, driven by higher gold prices and volumes, stronger margins, and lower share-based compensation, partially offset by higher exploration expenses.
The Company reported net earnings of $2.4 million in the second quarter of 2017, compared to a net loss of $11.8 million in the same period of 2016. Higher net earnings in the current quarter reflect stronger earnings from operations, and a deferred tax recovery resulting from primarily foreign exchange movement, offset by a charge of $29.1 million incurred on redemption of the senior secured notes ($21.8 million after tax).
Associated Documents
This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three and six-month periods ended June 30, 2017 and June 30, 2016 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).
Reminder of Second Quarter 2017 Results Conference Call
The Company's senior management will host a conference call on Thursday, August 3, 2017 at 11:00 am ET to discuss the second quarter 2017 financial results and provide an update on operating, exploration, and development activities.
Participants may join the conference call by dialling (416) 340-2216 or (800) 273-9672 for calls within Canada and the United States, or via webcast at www.alamosgold.com.
A playback will be available until September 3, 2017 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 3231172. The webcast will be archived at www.alamosgold.com.
Qualified Persons
Chris Bostwick, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release. Information pertaining to the geological and exploration content has been reviewed and approved by Aoife McGrath, Alamos' Vice President, Exploration, a Qualified Person. Drilling, sampling, QA/QC protocols and analytical methods for work areas in Mexico are as outlined in the NI 43-101 report titled, "Mulatos Project Technical Report Update" dated December 21, 2012, available on SEDAR. For further details see also the Corporation’s news releases dated March 24, 2016 and September 12, 2016.
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in

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Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.
FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice-President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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Cautionary Note
This news release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws.  All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, projected development and permitting timelines, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s Annual Information Form for the year ended December 31, 2016 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. When describing resources we use the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission.  The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.
Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	cash flow from operating activities before changes in working capital and taxes received;

•	mine-site free cash flow;

•	total cash cost per ounce of gold sold;

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•	all-in sustaining cost ("AISC") per ounce of gold sold;

•	mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;

•	sustaining and non-sustaining capital expenditures; and

•	earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Cash flow from operating activities	$51.4	$36.9	$71.5	$60.7
Add back: Changes in working capital and cash taxes	(6.3)	3.4	7.8	7.2
Cash flow from operating activities before changes in working capital and cash taxes	$45.1	$40.3	$79.3	$67.9
Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$51.4	$36.9	$71.5	$60.7
Less: operating cash flow used by non-mine site activity	1.1	(11.2)	(5.4)	(15.2)
Cash flow from operating mine-sites	$50.3	$48.1	$76.9	$75.9

Mineral property, plant and equipment expenditure	$51.5	$38.5	$85.1	$71.8
Less: capital expenditures from development projects, and corporate	(19.4)	(3.8)	(27.7)	(8.6)
Capital expenditure from mine-sites	$32.1	$34.7	$57.4	$63.2

Total mine-site free cash flow	$18.2	$13.4	$19.5	$12.7

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Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$27.3	$26.2	$45.8	$48.0
Add back: Changes in working capital and cash taxes	(0.1)	(1.3)	3.9	(1.1)
Cash flow from operating activities, before changes in working capital	27.2	24.9	49.7	46.9
Mineral property, plant and equipment expenditure	(22.7)	(25.2)	(41.3)	(49.2)
Mine-site free cash flow	$4.6	$1.0	$4.5	($1.2)
Mine-site free cash flow, before changes in working capital	$4.5	($0.3)	$8.4	($2.3)

Mulatos Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$19.8	$18.2	$28.9	$25.2
Add back: Changes in working capital and cash taxes	(0.1)	1.9	5.7	(2.0)
Cash flow from operating activities, before changes in working capital	19.7	20.1	34.6	23.2
Mineral property, plant and equipment expenditure	(14.6)	(9.2)	(26.0)	(13.6)
Less: La Yaqui Phase I capitalized expenditures	5.5	—	10.8	—
Mulatos mineral property, plant and equipment expenditure	($9.1)	($9.2)	($15.2)	($13.6)
Mine-site free cash flow[1]	$10.7	$9.0	$13.7	$11.6
Mine-site free cash flow, before changes in working capital[1]	$10.6	$10.9	$19.4	$9.6
1. Excludes capitalized expenditures at La Yaqui Phase I.

El Chanate Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$3.2	$3.7	$2.2	$2.7
Add back: Changes in working capital and cash taxes	(2.0)	(1.0)	0.0	(1.9)
Cash flow from operating activities, before changes in working capital	$1.2	$2.7	$2.2	$0.8
Mineral property, plant and equipment expenditure	(0.3)	(0.3)	(0.9)	(0.4)
Mine-site free cash flow	$2.9	$3.4	$1.3	$2.3
Mine-site free cash flow, before changes in working capital	$0.9	$2.4	$1.3	$0.4
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In

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this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies.It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$77.9	$71.3	$155.8	$139.2
Royalties	3.7	3.0	7.5	6.2
Total cash costs	$81.6	$74.3	$163.3	$145.4
Gold ounces sold	104,023	95,866	202,778	186,855
Total cash costs per ounce	$784	$775	$805	$778

Total cash costs	$81.6	$74.3	$163.3	$145.4
Corporate and administrative(2)	3.6	4.1	7.3	8.0
Sustaining capital expenditures(3)	11.1	13.9	20.4	24.4
Share-based compensation	0.2	5.9	4.0	8.4
Sustaining exploration	0.8	0.3	1.8	0.8
Accretion of decommissioning liabilities	0.7	0.6	1.3	1.1
Realized losses on FX options	—	0.3	—	1.0
Total all-in sustaining costs	$98.0	$99.4	$198.1	$189.1
Gold ounces sold	104,023	95,866	202,778	186,855
All-in sustaining costs per ounce	$942	$1,037	$977	$1,012

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Capital expenditures per cash flow statement	$51.5	$38.5	$85.1	$71.8
Less: Young-Davidson non-sustaining capital	(12.8)	(15.4)	(25.3)	(30.4)
Less: Mulatos non-sustaining capital	(13.7)	(5.4)	(22.5)	(8.4)
Less: El Chanate non-sustaining capital	—	—	—	—
Less: Corporate and other non-sustaining capital	(13.9)	(3.8)	(16.9)	(8.6)
	$11.1	$13.9	$20.4	$24.4

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Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$30.5	$31.5	$60.4	$55.1
Royalties	0.9	1.0	2.1	1.8
Total cash costs	$31.4	$32.5	$62.5	$56.9
Gold ounces sold	46,368	44,024	90,195	83,758
Total cash costs per ounce	$677	$738	$693	$679

Total cash costs	$31.4	$32.5	$62.5	$56.9
Sustaining capital expenditures	9.9	9.8	16.0	18.8
Exploration	0.1	0.1	0.2	0.2
Accretion of decommissioning liabilities	0.1	—	0.1	0.1
Total all-in sustaining costs	$41.5	$42.4	$78.8	$76.0
Gold ounces sold	46,368	44,024	90,195	83,758
Mine-site all-in sustaining costs per ounce	$895	$965	$874	$907
(1) Inventory and other adjustments include net realizable adjustments.

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$26.8	$24.4	$56.2	$48.6
Royalties	2.8	2.0	5.4	4.4
Total cash costs	$29.6	$26.4	$61.6	$53.0
Gold ounces sold	40,265	34,865	78,940	67,597
Total cash costs per ounce	$735	$757	$780	$784

Total cash costs	$29.6	$26.4	$61.6	$53.0
Sustaining capital expenditures	0.9	3.8	3.5	5.2
Exploration	0.3	0.2	0.8	0.6
Accretion of decommissioning liabilities	0.5	0.4	1.0	0.8
Total all-in sustaining costs	$31.3	$30.8	$66.9	$59.6
Gold ounces sold	40,265	34,865	78,940	67,597
Mine-site all-in sustaining costs per ounce	$777	$883	$847	$882

El Chanate Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$20.6	$15.4	$39.2	$35.5
Total cash costs	$20.6	$15.4	$39.2	$35.5
Gold ounces sold	17,390	16,977	33,643	35,500
Total cash costs per ounce	$1,185	$907	$1,165	$1,000

Total cash costs	$20.6	$15.4	$39.2	$35.5
Sustaining capital expenditures	0.3	0.3	0.9	0.4
Accretion of decommissioning liabilities	0.1	0.1	0.2	0.2
Total all-in sustaining costs	$21.0	$15.8	$40.3	$36.1
Gold ounces sold	17,390	16,977	33,643	35,500
Mine-site all-in sustaining costs per ounce	$1,208	$931	$1,198	$1,017

Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

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EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Net earnings (loss)	$2.4	($11.8)	$2.5	($2.1)
Add back:
Finance expense	1.0	6.0	6.6	12.0
Amortization	27.9	31.7	56.3	60.1
Loss on redemption of senior secured notes	29.1	—	29.1	—
Deferred income tax expense (recovery)	(14.8)	1.9	(14.1)	(17.1)
Current income tax expense	5.0	1.3	6.1	2.1
EBITDA	$50.6	$29.1	$86.5	$55.0
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•
Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

21 | Alamos Gold Inc

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Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flows

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	June 30, 2017	December 31, 2016
A S S E T S
Current Assets
Cash and cash equivalents	$133.7	$252.2
Equity securities	16.7	14.1
Amounts receivable	44.9	44.9
Inventory	132.7	131.7
Other current assets	17.9	11.6
Total Current Assets	345.9	454.5

Non-Current Assets
Long-term inventory	74.7	75.8
Mineral property, plant and equipment	1,958.4	1,918.2
Other non-current assets	44.6	43.7
Total Assets	$2,423.6	$2,492.2

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$81.4	$94.5
Current portion of debt and financing obligations	2.9	3.6
Income taxes payable	3.9	1.5
Total Current Liabilities	88.2	99.6

Non-Current Liabilities
Deferred income taxes	276.4	291.0
Decommissioning liabilities	40.7	39.6
Debt and financing obligations	2.3	301.3
Other non-current liabilities	1.2	1.3
Total Liabilities	408.8	732.8

E Q U I T Y
Share capital	$3,067.7	$2,822.2
Contributed surplus	73.5	70.9
Warrants	4.0	3.5
Accumulated other comprehensive income	7.7	0.4
Deficit	(1,138.1)	(1,137.6)
Total Equity	2,014.8	1,759.4
Total Liabilities and Equity	$2,423.6	$2,492.2

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ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income
(Unaudited - stated in millions of United States dollars, except per share amounts)

	For three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
OPERATING REVENUES	$131.3	$120.1	$252.3	$224.4

COST OF SALES
Mining and processing	77.9	71.3	155.8	139.2
Royalties	3.7	3.0	7.5	6.2
Amortization	27.9	31.7	56.3	60.1
	109.5	106.0	219.6	205.5
EXPENSES
Exploration	2.2	1.2	3.4	1.9
Corporate and administrative	3.6	4.1	7.3	8.0
Share-based compensation	0.2	5.9	4.0	8.4
	115.5	117.2	234.3	223.8
EARNINGS FROM OPERATIONS	15.8	2.9	18.0	0.6

OTHER EXPENSES
Finance expense	(1.0)	(6.0)	(6.6)	(12.0)
Foreign exchange gain (loss)	3.5	(3.6	9.4	(2.6)
Other gains (losses)	3.4	(1.9)	2.8	(3.1)
Loss on redemption of senior secured notes	(29.1)	—	(29.1)	—
LOSS BEFORE INCOME TAXES	($7.4)	($8.6)	($5.5)	($17.1)

INCOME TAXES
Current income tax expense	(5.0)	(1.3)	(6.1)	(2.1)
Deferred income tax recovery (expense)	14.8	(1.9)	14.1	17.1
NET EARNINGS (LOSS)	$2.4	($11.8)	$2.5	($2.1)

Items that may be subsequently reclassified to net earnings:
Unrealized gains on equity securities, net of taxes	—	2.6	—	4.7
Gain on currency hedging instruments, net of taxes	3.8	—	5.7	—
Items that will not be reclassified to net earnings:
(Loss) gain on equity securities, net of taxes	(0.1)	—	1.6	—
Total other comprehensive income	$3.7	$2.6	$7.3	$4.7
COMPREHENSIVE INCOME (LOSS)	$6.1	($9.2)	$9.8	$2.6

EARNINGS (LOSS) PER SHARE
– basic	$0.01	($0.04)	$0.01	($0.01)
– diluted	$0.01	($0.04)	$0.01	($0.01)
Weighted average number of common shares outstanding (000's)
– basic	299,189	264,464	292,008	263,431
– diluted	302,762	264,464	295,799	263,431

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ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
CASH PROVIDED BY (USED IN):	2017	2016	2017	2016
OPERATING ACTIVITIES
Net earnings (loss) for the period	$2.4	($11.8)	$2.5	($2.1)
Adjustments for items not involving cash:
Amortization	27.9	31.7	56.3	60.1
Foreign exchange (gain) loss	(3.5)	3.6	(9.4)	2.6
Current income tax expense	5.0	1.3	6.1	2.1
Deferred income tax (recovery) expense	(14.8)	1.9	(14.1)	(17.1)
Share-based compensation	0.2	5.9	4.0	8.4
Finance expense	1.0	6.0	6.6	12.0
Loss on redemption of senior secured notes	29.1	—	29.1	—
Other non-cash items	(2.2)	1.7	(1.8)	1.9
Changes in working capital and cash taxes	6.3	(3.4)	(7.8)	(7.2)
	51.4	36.9	71.5	60.7
INVESTING ACTIVITIES
Mineral property, plant and equipment	(51.5)	(38.5)	(85.1)	(71.8)
Purchase of Lynn Lake gold project royalty	(6.7)	—	(6.7)	—
Other	3.6	(0.6)	3.6	(2.5)
	(54.6)	(39.1)	(88.2)	(74.3)
FINANCING ACTIVITIES
Net proceeds from bought deal financing	—	—	239.1	—
Repayment of senior secured notes	(327.2)	—	(327.2)	—
Repayment of equipment financing obligations	(1.0)	(1.5)	(2.4)	(3.9)
Interest paid	(12.2)	(12.2)	(12.2)	(12.2)
Credit facility transaction fees	—	—	—	(1.2)
Proceeds received from the exercise of stock options and warrants	0.5	3.3	2.8	3.3
Dividends paid	(3.0)	(2.6)	(3.0)	(2.6)
Proceeds from issuance of flow-through shares	—	15.4	—	20.4
	(342.9)	2.4	(102.9)	3.8
Effect of exchange rates on cash and cash equivalents	0.6	(0.6)	1.1	0.3
Net decrease in cash and cash equivalents	(345.5)	(0.4)	(118.5)	(9.5)
Cash and cash equivalents - beginning of period	479.2	273.8	252.2	282.9
CASH AND CASH EQUIVALENTS - END OF PERIOD	$133.7	$273.4	$133.7	$273.4

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Table 1: La Yaqui – Select Composite Intervals from Exploration Drilling Intercepts calculated at a 0.3 g/t cut-off. Minimum width of 3 m and maximum internal waste of 1.55 m.

Hole ID	Drill Type	Azimuth	Dip	Final Depth (m)	From (m)	To (m)	Interval (m)	Au (g/t)
16YAQ221	DDH	240	-70	201	166.20	187.30	21.10	0.74
					189.30	201.30	12.00	1.05
16YAQ230	DDH	40	-80	200	77.00	94.70	17.70	3.03
					incl. 78	79.40	1.40	6.70
17YAQ001	DDH	240	-85	308	148.00	155.70	7.70	0.67
					162.60	189.60	27.00	0.46
					192.60	197.10	4.50	0.32
17YAQ002	DDH	235	-68	183	100.70	108.30	7.60	0.84
					111.30	116.10	4.80	0.53
					131.80	135.10	3.30	0.45
17YAQ003	DDH	240	-70	235	133.30	139.30	6.00	1.23
					177.00	183.00	6.00	0.39
17YAQ004	DDH	240	-65	177	121.20	124.20	3.00	1.14
					126.20	129.60	3.40	1.10
17YAQ005	DDH	60	-80	323	175.80	185.50	9.70	0.63
					195.50	213.00	17.50	0.55
					304.30	317.20	12.90	0.54
17YAQ007	DDH	240	-75	129	79.10	82.50	3.40	1.29
17YAQ008	DDH	240	-85	161	115.80	119.70	3.90	0.91
17YAQ010	DDH	240	-70	192	52.10	68.20	16.10	1.59
					123.50	126.80	3.30	0.38
17YAQ011	DDH	225	-75	200	146.60	149.60	3.00	0.33
17YAQ012	DDH	60	-70	194	82.80	122.40	39.60	1.54
					incl. 105.8	106.80	1.00	9.50
					& incl. 107.8	108.90	1.10	10.00
17YAQ014	DDH	240	-70	233	135.50	144.40	8.90	0.38
					147.40	150.40	3.00	0.43
					153.40	161.70	8.30	0.42
					176.70	185.70	9.00	0.44
					191.70	194.70	3.00	0.36
					205.10	208.10	3.00	0.41
17YAQ016	DDH	0	-90	174	91.50	116.50	25.00	1.71
					incl. 103.8	104.80	1.00	9.80
17YAQ017	DDH	240	-75	217	191.20	195.70	4.50	0.47
17YAQ019	DDH	240	-70	212	147.70	159.70	12.00	0.41
					183.10	190.60	7.50	0.51
17YAQ024	DDH	240	-85	310	158.80	210.70	51.90	0.60
					212.70	289.90	77.20	0.84
17YAQ027	DDH	240	-75	185	92.30	97.40	5.10	0.76
17YAQ030	DDH	230	-62	169	96.60	102.60	6.00	0.55
					104.60	114.00	9.40	1.33
17YAQ031	DDH	250	-75	182	75.20	79.40	4.20	0.55
17YAQ033	DDH	240	-70	214	184.20	189.80	5.60	0.46
					199.20	205.80	6.60	0.69
17YAQ034	DDH	250	-75	188	112.00	122.00	10.00	0.75
17YAQ035	DDH	250	-75	178	68.50	79.70	11.20	1.82
					incl. 72.3	73.30	1.00	6.50
					138.70	143.70	5.00	0.61
17YAQ038	DDH	240	-75	223	173.70	191.40	17.70	0.55

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17YAQ039	DDH	250	-60	443	215.70	223.90	8.20	0.85
17YAQ040	DDH	250	-75	172	152.00	157.00	5.00	0.80
17YAQ043	DDH	240	-70	155	68.00	88.20	20.20	1.06
					122.10	125.10	3.00	0.69
17YAQ048	DDH	240	-70	119	73.30	106.80	33.50	2.12
					incl. 96.8	97.80	1.00	11.50
17YAQ049	DDH	240	-80	221	136.80	143.20	6.40	0.38
					166.80	170.90	4.10	0.40
					210.90	215.90	5.00	0.33
17YAQ050	DDH	240	-70	215	166.30	184.10	17.80	0.75
17YAQ051	DDH	240	-75	261	111.30	127.90	16.60	0.35
17YAQ053	DDH	240	-72	161	107.00	125.00	18.00	3.52
					incl. 113	117.50	4.50	8.27
17YAQ054	DDH	240	-72	229	95.30	100.00	4.70	0.41
					111.60	122.00	10.40	1.70
					125.90	132.50	6.60	0.77
					144.60	147.60	3.00	0.43
17YAQ055	DDH	240	-85	185	133.00	140.20	7.20	9.21
					incl. 133.00	136.20	3.20	17.20
17YAQ057	DDH	240	-70	191	115.30	118.60	3.30	1.55
					133.60	138.10	4.50	0.35
17YAQ058	DDH	240	-70	212	145.20	149.40	4.20	0.72
					151.50	154.50	3.00	0.51
					159.70	170.70	11.00	0.54
17YAQ060	DDH	240	-70	146	86.50	91.50	5.00	1.03
					118.10	123.50	5.40	1.35
17YAQ061	DDH	240	-70	148	122.20	126.60	4.40	0.82
17YAQ063	DDH	240	-70	151	87.70	98.70	11.00	0.78
17YAQ064	DDH	240	-70	131	89.90	114.50	24.60	1.18
17YAQ065	DDH	240	-70	122	89.90	113.00	23.10	2.81
					incl. 97.90	102.80	4.90	10.06
					114.30	120.50	6.20	0.47
17YAQ066	DDH	240	-70	180	165.70	172.10	6.40	0.66
17YAQ067	DDH	230	-85	149	134.80	143.60	8.80	0.88
17YAQ068	DDH	240	-70	178	160.30	178.40	18.10	0.50
17YAQ069	DDH	240	-70	120	106.90	112.90	6.00	0.46
17YAQ074	DDH	240	-85	326	167.60	202.70	35.10	0.65
					249.90	254.40	4.50	1.03
					280.90	286.90	6.00	0.46
17YAQ075	DDH	60	-80	168	140.60	158.30	17.70	0.43
17YAQ076	DDH	240	-80	186	135.90	142.00	6.10	1.00
17YAQ077	DDH	240	-80	264	171.40	237.40	66.00	0.57
					254.50	263.80	9.30	0.52
17YAQ078	DDH	240	-51	172	119.70	124.50	4.80	0.70
					152.50	157.00	4.50	0.56
17YAQ079	DDH	240	-85	137	112.10	126.50	14.40	0.74
17YAQ081	DDH	240	-70	154	108.30	116.20	7.90	3.80
					incl. 111.3	116.20	4.90	5.80
					140.30	145.30	5.00	3.13
17YAQ082	DDH	240	-70	195	142.30	146.30	4.00	0.71
17YAQ083	DDH	240	-57	153	120.80	125.80	5.00	0.40
17YAQ086	DDH	60	-72	145	109.20	120.80	11.60	0.43
17YAQ088	DDH	240	-71	101	74.70	83.60	8.90	1.46
17YAQ090	DDH	240	-60	186	161.10	172.80	11.70	0.57

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Table 2: Lynn Lake – Select Composite Intervals from Exploration Drilling Intercepts calculated at a 0.3 g/t cut-off. Minimum width of 6 m and maximum internal waste of 3 m.

Hole ID	Drill Type	Azi	Dip	Total Depth (m)	From (m)	To (m)	Interval (m)	Au (g/t)
17MCX003	DDH	334	-45	239	71.00	81.50	10.50	1.49
					89.00	128.00	39.00	1.78
					incl. 95	116.00	21.00	2.74
17MCX012	DDH	150	-50	251	8.00	26.50	18.50	3.67
17MCX013	DDH	150	-45	111	34.00	47.50	13.50	2.58
17MCX014	DDH	150	-50	150	67.50	105.50	38.00	2.03
17MCX015	DDH	150	-50	225	135.00	144.10	9.10	0.50
					160.00	169.00	9.00	1.34
17MCX019	DDH	150	-50	306	148.50	155.50	7.00	3.57
					169.00	185.00	16.00	6.68

27 | Alamos Gold Inc